Vanguard Scottsdale Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	797,579,784	15,541,140	98.1%
Emerson U. Fullwood	796,911,377	16,209,547	98.0%
Amy Gutmann	796,611,379	16,509,545	98.0%
JoAnn Heffernan Heisen	795,715,738	17,405,186	97.9%
F. Joseph Loughrey	796,955,260	16,165,664	98.0%
Mark Loughridge	797,027,324	16,093,600	98.0%
Scott C. Malpass	797,191,317	15,929,607	98.0%
F. William McNabb III	794,211,732	18,909,192	97.7%
Deanna Mulligan	797,691,084	15,429,840	98.1%
André F. Perold	793,048,517	20,072,408	97.5%
Sarah Bloom Raskin	797,096,185	16,024,739	98.0%
Peter F. Volanakis	796,849,973	16,270,951	98.0%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.

This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Intermediate-Term Government Bond Index Fund	35,614,635	840,449	758,751	10,584,101	74.5%
Long-Term Government Bond Index Fund	15,864,741	824,879	820,125	3,033,230	77.2%
Short-Term Government Bond Index Fund	33,963,706	918,757	1,194,657	9,506,250	74.5%
Intermediate-Term Corporate Bond Index Fund	136,123,746	2,873,556	5,142,363	42,316,803	73.0%
Long-Term Corporate Bond Index Fund	20,226,001	510,192	2,284,089	4,166,146	74.4%
Short-Term Corporate Bond Index Fund	249,231,106	7,876,256	10,599,030	70,539,475	73.7%
Mortgage-Backed Securities Index Fund	78,100,681	598,367	452,976	11,021,785	86.6%
Russell 1000 Growth Index Fund	8,561,508	306,783	337,322	2,263,999	74.6%
Russell 1000 Index Fund	6,972,585	191,845	38,546	1,186,495	83.1%

Russell 1000 Value Index Fund	8,799,295	332,770	297,639	2,149,605	76.0%
Russell 2000 Growth Index Fund	1,490,456	50,123	27,494	384,198	76.3%
Russell 2000 Index Fund	5,346,727	226,358	123,843	1,700,632	72.3%
Russell 2000 Value Index Fund	1,123,237	56,468	21,445	242,317	77.8%
Russell 3000 Index Fund	3,077,219	36,592	42,555	1,008,156	73.9%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Explorer Value Fund	8,927,842	378,646	577,409	853,969	83.1%
Intermediate-Term Government Bond Index Fund	35,664,017	913,243	636,574	10,584,101	74.6%
Long-Term Government Bond Index Fund	16,102,760	779,257	627,728	3,033,230	78.4%
Short-Term Government Bond Index Fund	34,217,007	861,887	998,227	9,506,250	75.1%
Intermediate-Term Corporate Bond Index Fund	136,626,045	2,771,351	4,742,269	42,316,803	73.3%
Long-Term Corporate Bond Index Fund	20,373,776	486,553	2,159,953	4,166,146	74.9%
Short-Term Corporate Bond Index Fund	249,710,896	7,562,019	10,433,477	70,539,475	73.8%
Mortgage-Backed Securities Index Fund	78,154,250	608,677	389,097	11,021,785	86.7%
Russell 1000 Growth Index Fund	8,747,011	276,833	181,768	2,263,999	76.3%
Russell 1000 Index Fund	6,976,744	184,875	41,357	1,186,495	83.2%
Russell 1000 Value Index Fund	8,887,867	330,991	210,846	2,149,605	76.8%
Russell 2000 Growth Index Fund	1,490,126	51,641	26,305	384,198	76.3%
Russell 2000 Index Fund	5,366,510	227,236	103,182	1,700,632	72.5%
Russell 2000 Value Index Fund	1,128,621	53,429	19,099	242,317	78.2%
Russell 3000 Index Fund	3,080,700	32,216	43,450	1,008,156	74.0%